SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)

Rivulet Media, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09065C502
(CUSIP Number)

Mike Witherill
1206 E. Warner Road, Suite 101-I
Gilbert, Arizona 85296
(480) 652-5280

Aaron Klusman
1206 E. Warner Road, Suite 101-I
Gilbert, Arizona 85296
(480) 652-9800

Debbie Rasmussen
1206 E. Warner Road, Suite 101-I
Gilbert, Arizona 85296
(480) 652-9800
(Name, Address and Telephone Number of Peron Authorized to Receive Notices and Communications)

April 13, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065C502	Page 1 of 6 Pages

1	NAME OF REPORTING PERSONS
Mike Witherill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ✠
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
NUMBER		11,000,000 shares of Common Stock
OF
SHARES	8	SHARED VOTING POWER
BENEFIALLY		0
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		11,000,000 shares of Common Stock
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ✠
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
12.20%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 09065C502	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
Aaron Klusman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ✠
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
NUMBER		33,448,100 shares of Common Stock
OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		33,448,100 shares of Common Stock
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
33,448,100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
37.10%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 09065C502	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS
Debbie Rasmussen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ✠
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
NUMBER		33,448,100 shares of Common Stock
OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		33,448,100 shares of Common Stock
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
33,448,100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
37.10%
14	TYPE OF REPORTING PERSON
IN

Page 4 of 6 Pages

Item 1.
Security and Issuer.

This statement relates to the common stock, $0.0001 par value (the “Shares”), of Rivulet Media, Inc., a Delaware corporation (the “Issuer” or “Rivulet”). The address of the principal executive offices of the Issuer is 1206 E. Warner Road, Suite 101-I, Gilbert, Arizona 85296.

Item 2.
Identity and Background.

(a)          This Schedule 13D is being filed by

(i)         Mike Witherill;

(ii)        Aaron Klusman; and

(iii)          Debbie Rasmussen.

 (b)           (i)          The residence or business address of Mike Witherill is 1206 E. Warner Road, Suite 101-I, Gilbert, Arizona 85296.

(ii)          The residence or business address of Aaron Klusman is 1206 E. Warner Road, Suite 101-I, Gilbert, Arizona 85296.

(iii)          The residence or business address of Debbie Rasmussen is 1206 E. Warner Road, Suite 101-I, Gilbert, Arizona 85296.

 (c)                  (i)          Mike Witherill’s principal occupation is president and chief financial officer of Rivulet. The address of Rivulet is 1206 E. Warner Road, Suite 101-I, Gilbert, Arizona. The principal business of Rivulet is film, television, and music production.

(ii)          Aaron Klusman’s principal occupation is chief executive officer of Rivulet. The address of Rivulet is 1206 E. Warner Road, Suite 101-I, Gilbert, Arizona. The principal business of Rivulet is film, television, and music production.

(iii)          Debbie Rasmussen’s principal occupation is a homemaker. The address of Rivulet is 1206 E. Warner Road, Suite 101-I, Gilbert, Arizona.

(d)       During the past five years, neither Mr. Witherill, Mr. Klusman, nor Ms. Rasmussen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, neither Mr. Witherill nor Mr. Klusman, nor Ms. Rasmussen has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Witherill, Mr. Klusman, and Ms. Rasmussen are each United States citizens.

Item 3.
Source and Amount of Funds or Other Consideration

Mr. Witherill obtained beneficial ownership of the 11,000,000 Shares reported in this Schedule 13D by virtue of his status as sole manager of Blue Scout Enterprises LLC. Blue Scout Enterprises LLC received the 11,000,000 Shares in connection with a merger between Rivulet Films, Inc. and Rivulet Films LLC pursuant to an Agreement and Plan of Merger dated April 8, 2020 (the “Merger”). The Merger closed on April 13, 2020.

Page 5 of 6 Pages

Mr. Klusman obtained beneficial ownership of 31,265,983 of the Shares reported in this Schedule 13D by virtue of his status as sole member of Klusman Family Holdings, LLC. Klusman Family Holdings, LLC received the 31,265,983 Shares in connection with the Merger. Prior to that, Klusman Family Holdings, LLC purchased 2,182,117 Shares pursuant to a Stock Purchase Agreement dated March 24, 2020 (the “SPA”), The source of funds for the purchase was a loan from an unaffiliated third party.

Ms. Rasmussen obtained beneficial ownership of 31,265,982 of the Shares reported in this Schedule 13D in connection with the Merger. Prior to that, Ms. Rasmussen purchased 2,182,118 Shares pursuant to the SPA, The source of funds for the purchase was a loan from an unaffiliated third party. Debbie Rasmussen is Mr. Witherill’s wife. Mr. Witherill disclaims beneficial ownership of the 33,448,100 Shares owned by Ms. Rasmussen, and this Schedule 13D cannot be deemed an admission that Mr. Witherill is the beneficial owner of those securities for purposes of Section 16 or for any other purpose.

Item 4.
Purpose of Transaction.

The purpose of the transaction is to own and control a movie production company. To this end, several transactions have taken place:

(a)          The Issuer entered into the Agreement and Plan of Merger dated April 8, 2020 with Rivulet Films, Inc. and Rivulet Films LLC. The Merger closed on April 13, 2020.

(b)           As a result of the Merger, Mr. Witherill obtained beneficial ownership of 11,000,000 Shares following the Merger by virtue of his status as sole manager of Blue Scout Enterprises LLC; Mr. Klusman obtained beneficial ownership of 2,182,117 Shares as a result of the SPA and of 31,265,983 Shares following the Merger by virtue of his status as sole member of Klusman Family Holdings, LLC; and Ms. Rasmussen obtained beneficial ownership of 2,182,118 Shares as a result of the SPA and of 31,265,982 Shares following the Merger.

(c)           Following the closing of the Stock Purchase Agreement dated March 24, 2020, all sitting directors and officers of the Issuer were removed and replaced by Mr. Witherill and Mr. Klusman.

There are currently no plans or proposals which the reporting persons may have for future transactions that relate to or would result in any of the actions reportable in this Item 4.

Item 5.
Interest in Securities of Issuer.

(a)           The responses of Messrs. Witherill and Klusman and Ms. Rasmussen to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Mr. Witherill’s beneficial ownership is by virtue of the 11,000,000 Shares held by Blue Scout Enterprises LLC, of which Mr. Witherill is sole manager. Debbie Rasmussen is Mr. Witherill’s wife. Mr. Witherill disclaims beneficial ownership of the 33,448,100 Shares owned by Ms. Rasmussen, and this Schedule 13D cannot be deemed an admission that Mr. Witherill is the beneficial owner of those securities for purposes of Section 16 or for any other purpose.

Mr. Klusman’s beneficial ownership is by virtue of 33,448,100 Shares owned by Klusman Family Holdings, LLC, of which Mr. Klusman is sole member.

 (b)           The responses of Messrs. Witherill and Klusman and Ms. Rasmussen to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Mr. Witherill’s power to vote or dispose of the Shares is by virtue of 11,000,000 Shares held by Blue Scout Enterprises LLC, of which Mr. Witherill is sole manager.

Page 6 of 6 Pages

Mr. Klusman’s power to vote or dispose of the Shares is by virtue of 33,448,100 Shares owned by Klusman Family Holdings, LLC, of which Mr. Klusman is sole member.

(c)           Ms. Rasmussen and Klusman Family Holdings, LLC purchased an aggregate of 4,364,235 Shares pursuant to the SPA. The aggregate amount of consideration for the purchase was $215,000. Additionally, Mr. Witherill obtained beneficial ownership of 11,000,000 Shares following the Merger; Mr. Klusman obtained beneficial ownership of 2,182,117 Shares as a result of the SPA and of 31,265,983 Shares following the Merger; and Ms. Rasmussen obtained beneficial ownership of 31,265,982 Shares following the Merger.

(d)       To the knowledge of Messrs. Witherill and Klusman and Ms. Rasmussen, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)       Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.
Materials to be Filed as Exhibits.

Exhibit A – Stock Purchase Agreement by and among Debbie Rasmussen, Klusman Family Holdings, David Koos and Heather Cassady, dated March 24, 2020.

Exhibit B – Agreement and Plan of Merger by and among Bio-Matrix Scientific Group, Inc., Rivulet Films, Inc., and Rivulet Films LLC, dated April 8, 2020, incorporated by reference to Exhibit 2.1 of the Form 8-K filed on April 13, 2020.

Exhibit C – Convertible Promissory Note dated March 24, 2020, executed by Debbie Rasmussen and Klusman Family Holdings, as borrowers.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2020

/s/ Mike Witherill
Mike Witherill

/s/ Aaron Klusman
Aaron Klusman

/s/ Debbie Rasmussen
Debbie Rasmussen

EXHIBIT A

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into as of March 24, 2020, by and among Debbie Rasmussen and Klusman Family Holdings (collectively, “Buyer”), and David Koos (“Koos”), and Heather Cassady (“Cassady”) (each a “Seller” and collectively, “Sellers”). Buyer and Sellers are referred to collectively herein as the “Parties.”

Sellers in the aggregate own four million three hundred sixty-four thousand two hundred thirty-five (4,364,235) shares of the outstanding common stock of Bio-Matrix Scientific Group Inc., a Delaware corporation (“Target”).

This Agreement contemplates a transaction in which Buyer will purchase from Sellers, and Sellers will sell to Buyer, certain shares of the outstanding capital stock of Target in return for cash.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

1. Definitions.

“Accredited Investor” has the meaning set forth in Regulation D promulgated under the Securities Act.

“Adverse Consequences” means, subject to the limitations set forth in §8(f), all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and attorneys’ fees and expenses.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Affiliated Group” means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local, or non-U.S. law.

 “Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could form the basis for any specified consequence.

“Buyer” has the meaning set forth in the preface above.

“Closing” has the meaning set forth in §2(c) below.

“Closing Date” has the meaning set forth in §2(c) below.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code §4980B and of any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” has the meaning set forth in §4(ff) below.

“Confidential Information” means any information concerning the business and affairs of Target and its Subsidiaries that is not already generally available to the public.

“Controlled Group” has the meaning set forth in Code §1563.

“Data Laws” means laws, regulations, guidelines, and rules in any jurisdiction (federal, state, local, and non-U.S.) applicable to data privacy, data security, and/or personal information, including the Federal Trade Commission’s Fair Information Principles, as well as industry standards applicable to Target and its Subsidiaries.

“Disclosure Schedule” has the meaning set forth in §4 below.

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA §3(3)) and any other material employee benefit plan, program or arrangement of any kind.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).

“Environmental, Health, and Safety Requirements” means all federal, state, local, and non-U.S. statutes, regulations, ordinances, and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, and all common law concerning public health and safety, worker health and safety, pollution, or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, exposure to, or cleanup of any hazardous materials, substances, wastes, chemical substances, mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, odor, mold, or radiation.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity that is treated as a single employer with Target for purposes of Code §414.

“Escrow Agent” has the meaning set forth in §2(b) below.

“Escrow Agreement” has the meaning set forth in §2(b) below.

“Escrow Amount” means the Purchase Price.

“Fiduciary” has the meaning set forth in ERISA §3(21) below.

“Financial Statement” has the meaning set forth in §4(g) below.

“FINRA” means the Financial Industry Regulatory Authority.

“Fraud” means common law fraud, the elements of which are set forth in ABRY Partners V, L.P. v. F&W Acquisition LLC (Del. Ch. 2006).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Income Tax” means any federal, state, local, or non-U.S. income tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Indemnified Party” has the meaning set forth in §8(d) below.

“Indemnifying Party” has the meaning set forth in §8(d) below.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, divisions, continuations-in-part, revisions, extensions, and reexaminations thereof; (ii) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, other source identifiers, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith;(iii) all rights of publicity, privacy, and endorsement (including rights to the use of names, voices, likenesses, images, appearances, signatures, and biographical information of real persons); (iv) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith; (v) all mask works and all applications, registrations, and renewals in connection therewith; (vi) all trade secrets and Confidential Information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (vii) all computer software (including Source Code, Object Code, data, databases, and related documentation); (viii) all material advertising and promotional materials; (ix) all other proprietary rights; and (x) all copies and tangible embodiments thereof (in whatever form or medium).

“Investment Company Act” has the meaning set forth in §5(j) below.

“Knowledge” means actual knowledge and that which such Person would have known after reasonable investigation.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by Target or any of its Subsidiaries.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which Target or any of its Subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments held by or on behalf of Target or any of its Subsidiaries thereunder.

“Lien” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than liens for taxes not yet due and payable.

“Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be materially adverse to the business, assets, condition (financial or otherwise), operating results, operations, or business prospects of Target and its Subsidiaries, taken as a whole, or to the ability of any Party to consummate timely the transactions contemplated hereby.

“Money Laundering Laws” has the meaning set forth in §4(mm) below.

“Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.

“Most Recent Financial Statements” has the meaning set forth in §4(g) below.

“Most Recent Fiscal Month End” has the meaning set forth in §4(g) below.

“Most Recent Fiscal Year End” has the meaning set forth in §4(g) below.

“Multiemployer Plan” has the meaning set forth in ERISA §3(37).

“OFAC” has the meaning set forth in §4(ll) below.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Owned Real Property” means all land, together with all buildings, structures, improvements, and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by Target and its Subsidiaries.

“Party” has the meaning set forth in the preface above.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Prohibited Transaction” has the meaning set forth in ERISA §406 and Code §4975.

“Purchase Price” has the meaning set forth in §2(b) below.

“Real Property” has the meaning set forth in §4(l) below.

“Real Property Laws” has the meaning set forth in §4(l) below.

“Reportable Event” has the meaning set forth in ERISA §4043.

“Requisite Sellers” means all Sellers.

“Sarbanes-Oxley Act” has the meaning set forth in in §4(ff) below.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Seller” has the meaning set forth in the preface above.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Target” has the meaning set forth in the preface above.

“Target Share” means any share of the common stock, par value $0.0001 per share, of Target.

“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Benefits” has the meaning set forth in §8(e) below.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in §8(d) below.

“WARN Act” has the meaning set forth in §4(h) below.

2. Purchase and Sale of Target Shares.

(a) Basic Transaction. On and subject to the terms and conditions of this Agreement, each of Buyer agrees to purchase pro rata from each Seller, and each Seller agrees to sell pro rata to each of Buyer, all of his, her, or its Target Shares as follows (i) Koos: 284,235 Target Shares and (ii) Cassady: 4,080,000 Target Shares.

(b) Purchase Price.  Buyer agrees to pay to Sellers at the Closing an aggregate of $215,000 (the “Purchase Price”) through the Escrow. The Purchase Price shall be allocated among Sellers in proportion to their respective holdings of Target Shares as set forth in §4(b) of the Disclosure Schedule. Buyer has paid to Herman H. Pettegrove, Esq., as escrow agent (the “Escrow Agent”) net of payments made pursuant to §10 of this Agreement, pursuant to that certain “Escrow Agreement” by and between Koos as Seller Representative, Buyer and Escrow Agent dated March 9, 2020. The Escrow Amount plus any interest accrued thereon will be released to Sellers upon the Closing if it occurs or back to Buyer if this Agreement is terminated pursuant to §11.

(c) Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Gallagher & Kennedy, P.A., 2575 E. Camelback Road, Phoenix, Arizona, commencing at 9:00 a.m. local time on March 31, 2020, subject to satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as Buyer and Sellers may mutually determine (the “Closing Date”).

(d) Deliveries at Closing. At the Closing, (i) Sellers will deliver to Buyer the deliverables referred to in §7(a) below; (ii) Buyer will deliver to Sellers the deliverables referred to in §7(b) below; (iii) each Seller will deliver to Buyer stock certificates, or affidavits of lost stock certificate for any stock certificates that have been lost or destroyed, representing all of his, her, or its Target Shares, which shall be medallion guaranteed or notarized stock certificates representing the Target Shares and irrevocable stock power(s) necessary to transfer the same; and (iv) the Purchase Price will be released by the Escrow Agent as specified in §2(b) above.

3. Representations and Warranties Concerning Transaction.

(a) Sellers’ Representations and Warranties. Each Seller jointly and severally represents and warrants to Buyer that the statements contained in this §3(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3(a)) with respect to himself, herself, or itself, except as set forth in Annex I attached hereto.

(i) Organization of Certain Sellers. Each Seller (if a corporation or other entity) is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or other formation).

(ii) Authorization of Transaction. Each Seller has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform his, her, or its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of each Seller, enforceable in accordance with its terms and conditions. Each Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by each Seller.

(iii) Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any Seller is subject or, if a Seller is an entity, any provision of its charter, bylaws or other governing documents; (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which any Seller is a party or by which he, she, or it is bound or to which any of his, her, or its assets are subject; or (iii) result in the imposition or creation of a Lien upon or with respect to any Target Shares.

(iv) Brokers’ Fees. No Seller has liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(v) Target Shares. Each Seller holds of record and owns beneficially the number of Target Shares set forth next to his, her, or its name in §4(b) of the Disclosure Schedule, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. No Seller is a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that could require a Seller to sell, transfer, or otherwise dispose of any capital stock of Target. No Seller is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of Target.

(vi) Voluntary Agreement. Each Seller has decided to enter into this Agreement and to effect the transactions contemplated herein on his, her or its own volition, and has carefully considered and has, to the extent he, she or it believes such discussion necessary, discussed with its professional, legal, tax and financial advisors, the sale of the Target Shares and the Purchase Price, and has determined to sell the Target Shares to Buyer pursuant to this Agreement. Neither Target, nor any person affiliated with or representing Target or its Affiliates has advised any Seller to sell the Target Shares or provided any Seller any guidance, advice or instruction regarding the transactions contemplated herein.

(b) Buyer’s Representations and Warranties. Buyer represents and warrants to Sellers that the statements contained in this §3(b) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3(b)), except as set forth in Annex II attached hereto.

(i) Organization of Buyer. Buyer (if a corporation or other entity) is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or other formation).

(ii) Authorization of Transaction. Buyer has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions. Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Buyer.

(iii) Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of its charter, bylaws, or other governing documents or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets are subject.

(iv) Brokers’ Fees. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(v) Buyer is not acquiring the Target Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

4. Representations and Warranties Concerning Target and Its Subsidiaries. Sellers jointly and severally represent and warrant to Buyer that the statements contained in this §4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §4), except as set forth in the disclosure schedule delivered by Sellers to Buyer on the date hereof and initialed by the Parties (the “Disclosure Schedule”). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this §4.

(a) Organization, Qualification, and Corporate Power. Each of Target and its Subsidiaries are corporations duly organized, validly existing, and in good standing under the laws of the jurisdiction of their incorporation. Each of Target and its Subsidiaries are duly authorized to conduct business and are in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect. Each of Target and its Subsidiaries have full corporate power and authority to carry on the business in which they are engaged and to own and use the properties owned and used by them. Section 4(a) of the Disclosure Schedule lists the directors and officers of Target and each of its Subsidiaries.

(b) Capitalization. The entire authorized capital stock of Target consists of 20,000,000 shares of Voting Preferred Stock (“Voting Preferred Shares”), consisting of 1,435 shares of Preferred Shares issued and outstanding and 1,362 Series B Preferred Shares issued and outstanding for an aggregate total of 2,797 Voting Preferred Shares issued and outstanding, 200,000 shares of Non-Voting Convertible Preferred Stock (“Non-Voting Preferred Shares”) of which no shares are issued and outstanding and 100,000,000 shares of common stock $0.0001 per value (“Common Stock” or “Common Shares”, and together with the Voting and Non-Voting Preferred Shares, the “Capital Shares”) of which 7,808,867 Common Shares are outstanding including the Target Shares. All of the issued and outstanding Capital Shares have been duly authorized, are validly issued, fully paid, and non-assessable and are held of record by the respective Sellers as set forth in §4(b) of the Disclosure Schedule. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Target to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Target. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of Target. The Target Shares represent approximately 56% of all outstanding Capital Shares on a fully diluted basis.

(c) Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Target or any of its Subsidiaries is subject or any provision of the charter or bylaws of Target or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Target or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of its assets), except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Lien would not have a Material Adverse Effect. Neither Target nor any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect.

(d) Brokers’ Fees. Neither Target nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(e) Title to Assets. Target and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, the properties and assets used by them, located on their premises, or shown on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Liens, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet.

(f) Subsidiaries. §4(f) of the Disclosure Schedule sets forth for each Subsidiary of Target (i) its name and jurisdiction of incorporation; (ii) the number of authorized shares for each class of its capital stock; (iii) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder; and (iv) the number of shares of its capital stock held in treasury. All of the issued and outstanding shares of capital stock of each Subsidiary of Target have been duly authorized and are validly issued, fully paid, and non-assessable. Target and/or one or more of its Subsidiaries hold of record and own beneficially all of the outstanding shares of each Subsidiary of Target, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Target or any of its Subsidiaries to sell, transfer, or otherwise dispose of any capital stock of any of its Subsidiaries or that could require any Subsidiary of Target to issue, sell, or otherwise cause to become outstanding any of its own capital stock. There is no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to any Subsidiary of Target. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of Target. Neither Target nor any of its Subsidiaries controls directly or indirectly or has any direct or indirect equity participation in any corporation, partnership, trust, or other business association that is not a Subsidiary of Target. Except for the Subsidiaries set forth in §4(f) of the Disclosure Schedule, neither Target nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

(g) Financial Statements. Set forth in §4(g) of the Disclosure Schedule are the following financial statements (collectively the “Financial Statements”): (i) audited consolidated balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal year ended July 31, 2019, (the “Most Recent Fiscal Year End”) for Target and its Subsidiaries; and (ii) unaudited consolidated balance sheets and statements of income, changes in stockholders’ equity, and cash flow (the “Most Recent Financial Statements”) as of and for the quarters ended October 31, 2019 and January 31,2020 (the “Most Recent Fiscal Month End”) for Target and its Subsidiaries included in the Target’s Form 10-Qs filed with the United States Securities and Exchange Commission under the Securities Exchange Act. The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP throughout the periods covered thereby and present fairly the financial condition of Target and its Subsidiaries as of such dates and the results of operations of Target and its Subsidiaries for such periods; provided, however, that the Most Recent Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and have been prepared on a condensed consolidated basis.

(h) Events Subsequent to Most Recent Fiscal Year End. Since the Most Recent Fiscal Year End, there has not been any Material Adverse Change. Without limiting the generality of the foregoing, since that date:

(i) neither Target nor its Subsidiaries has sold, leased, transferred, or assigned any material assets, tangible or intangible, outside the Ordinary Course of Business;

(ii) neither Target nor its Subsidiaries has entered into any material agreement, contract, lease, or license outside the Ordinary Course of Business;

(iii) no party (including Target or any of its Subsidiaries) has accelerated, terminated, made material modifications to, or canceled any material agreement, contract, lease, or license to which Target or any of its Subsidiaries is a party or by which any of them is bound;

(iv) neither Target nor its Subsidiaries has imposed any Lien upon any of its assets, tangible or intangible;

(v) neither Target nor its Subsidiaries has made any material capital expenditures outside the Ordinary Course of Business;

(vi) neither Target nor its Subsidiaries has made any material capital investment in, or any material loan to, any other Person outside the Ordinary Course of Business;

(vii) Except in the ordinary course of business and/or as disclosed in the Disclosure Schedule Target and its Subsidiaries have not created, incurred, assumed, or guaranteed any indebtedness for borrowed money and capitalized lease obligations;

(viii) neither Target nor its Subsidiaries has transferred, assigned, or granted any license, sublicense, agreement, covenant not to sue, or permission with respect to any material Intellectual Property;

(ix) there has been no change made or authorized in the charter or bylaws of Target or any of its Subsidiaries;

(x) neither Target nor its Subsidiaries has issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(xi) neither Target nor its Subsidiaries has declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;

(xii) neither Target nor its Subsidiaries has experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(xiii) neither Target nor its Subsidiaries has made any loan to, or entered into any other transaction with, any of its directors, officers, and employees outside the Ordinary Course of Business;

(xiv) neither Target nor its Subsidiaries has entered into or terminated any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement, or become bound by any collective bargaining relationship;

(xv) neither Target nor its Subsidiaries has granted any increase in the base compensation of any of its directors, officers, and employees outside the Ordinary Course of Business;

(xvi) neither Target nor its Subsidiaries has adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan);

(xvii) neither Target nor its Subsidiaries has made any other material change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business;

(xviii) neither Target nor its Subsidiaries has implemented any employee layoffs requiring notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state, local, or non-U.S. law, regulation, or ordinance (collectively the “WARN Act”);

(xix) neither Target nor its Subsidiaries has made any loans or advances of money; and

(xx) neither Target nor its Subsidiaries has committed to any of the foregoing.

(i) Undisclosed Liabilities. Neither Target nor its Subsidiaries has any material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes), except for (i) liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) liabilities that have arisen after the Most Recent Fiscal Month End in the Ordinary Course of Business. The Disclosure Schedule shall contain a full and complete list of the Liabilities of the Target and each Subsidiary of the Target as of the Closing Date and said Liabilities shall be satisfied pursuant to §10 of this Agreement.

(j) Legal Compliance. Each of Target and its Subsidiaries have complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder and including the Foreign Corrupt Practices Act, 15 U.S.C. 78dd-1 et seq.) of federal, state, local, and non-U.S. governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply, except where the failure to comply would not have a Material Adverse Effect.

(k) Tax Matters.

(i) Each of Target and its Subsidiaries has filed all federal Income Tax Returns and all other material Tax Returns that it was required to file. All such Tax Returns were true, correct, and complete in all material respects. All material Taxes due and owing by Target or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither Target nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No written claim has been made within the past three (3) years by an authority in a jurisdiction where Target or any of its Subsidiaries does not file Tax Returns that Target or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Target or any of its Subsidiaries. Each of Target and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(ii) There is no material dispute or claim concerning any Tax liability of Target or any of its Subsidiaries either (A) claimed or raised by any authority in writing or (B) as to which any of Sellers and the directors and officers of Target and its Subsidiaries has Knowledge based upon personal contact with any agent of such authority.

(iii) §4(k) of the Disclosure Schedule lists all federal, state, local, and non-U.S. Tax Returns filed with respect to Target or any of its Subsidiaries for taxable periods ended on or after December 31, 2018, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Sellers have delivered to Buyer correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by Target or any of its Subsidiaries since December 31, 2018. Neither Target nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(iv) Neither Target nor its Subsidiaries is a party to any agreement, contract, arrangement, or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local, or non-U.S. Tax law) or (ii) any amount that will not be fully deductible as a result of Code §162(m) (or any corresponding provision of state, local, or non-U.S. Tax law). Neither Target nor any of its Subsidiaries is a party to or bound by any tax allocation or sharing agreement.

(v) Neither Target nor its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal Income Tax Return (other than a group the common parent of which was Target) or (ii) has any liability for the Taxes of any Person (other than Target or any of its Subsidiaries) under Reg. §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(vi) Neither Target nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(A) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(B) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(C) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date;

(D) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law);

(E) installment sale or open transaction disposition made on or prior to the Closing Date;

(F) prepaid amount received on or prior to the Closing Date; or

(G) election under Code §108(i).

(vii) Within the past three (3) years, neither Target nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(viii) Neither Target nor its Subsidiaries is or has been a party to any “listed transaction”, as defined in Code §6707A(c)(2) and Reg. §1.6011-4(b)(2).

(l) Real Property.

(i) Neither Target nor its Subsidiaries own any Owned Real Property.

(ii) Neither Target nor its Subsidiaries leases any Real Property.

(m) Intellectual Property.

(i) Neither Target nor its Subsidiaries, or any of its or their respective businesses as presently conducted and as presently proposed to be conducted, has or will interfere with, has or will infringe upon, has or will dilute, has or will misappropriate, or otherwise has or will come into conflict with, any Intellectual Property rights of third parties; there are no facts indicating a likelihood of the foregoing; and none of Sellers has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, dilution, misappropriation, or conflict (including any claim that Target or any of its Subsidiaries must license or refrain from accessing or using any Intellectual Property rights of any third party). To the Knowledge of any of Sellers, no third party has interfered with, infringed upon, diluted, misappropriated, or otherwise come into conflict with, any Intellectual Property rights of Target or any of its Subsidiaries.

(ii) Neither Target nor any of its Subsidiaries is party to any material license, sublicense, agreement, covenant not to sue, or permission pursuant to which Target or any of its Subsidiaries accesses or uses any Intellectual Property owned by a third party.

(n) Tangible Assets. Neither Target nor its Subsidiaries own any buildings, machinery, equipment, or other tangible assets.

(o) Inventory. Neither Target nor its Subsidiaries possesses any materials, supplies, parts, or other types of inventory.

(p) Contracts. The Disclosure Schedule lists the following contracts and other agreements to which Target or any of its Subsidiaries is a party (if applicable):

(i) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $1,000 per annum;

(ii) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than 1 year or involve consideration in excess of $1,000;

(iii) any agreement concerning a partnership or joint venture;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $1,000 or under which it has imposed a Lien on any of its assets, tangible or intangible;

(v) any material agreement concerning confidentiality or non-competition;

(vi) any material agreement with any of Sellers and their Affiliates (other than Target and its Subsidiaries);

(vii) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other material plan or arrangement for the benefit of its current or former directors, officers, and employees;

(viii) any collective bargaining agreement;

(ix) any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $1,000 or providing material severance benefits;

(x) any agreement under which it has advanced or loaned any amount to any of its directors, officers, and employees outside the Ordinary Course of Business;

(xi) any agreement under which the consequences of a default or termination could have a Material Adverse Effect;

(xii) any agreement under which it has granted any Person any registration rights (including, without limitation, demand and piggyback registration rights);

(xiii) any settlement, conciliation or similar agreement with any Governmental Entity or which will involve payment after the execution date of this Agreement of consideration in excess of $1,000;

(xiv) any agreement under which Target or any of its Subsidiaries has advanced or loaned any other Person amounts in the aggregate exceeding $1,000; or

(xv) any other agreement (or group of related agreements) the performance of which involves consideration in excess of $1,000.

Sellers have delivered to Buyer (as applicable) a correct and complete copy of each written agreement listed in §4(p) of the Disclosure Schedule (as amended to date) and a written summary setting forth the material terms and conditions of each oral agreement referred to in §4(p) of the Disclosure Schedule. With respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect in all material respects; (B) no party is in material breach or default, and no event has occurred that with notice or lapse of time would constitute a material breach or default, or permit termination, modification, or acceleration, under the agreement; and (C) no party has repudiated any material provision of the agreement.

(q) Notes and Accounts Receivable. All notes and accounts receivable of Target and its Subsidiaries are reflected properly on their books and records, are valid receivables subject to no setoffs or counterclaims, are current and collectible, and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth in the Most Recent Balance Sheet as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Target and its Subsidiaries.

(r) Powers of Attorney. To the Knowledge of any Seller and the directors and officers of Target and its Subsidiaries, there are no material outstanding powers of attorney executed on behalf of Target or any of its Subsidiaries.

(s) Insurance. §4(s) of the Disclosure Schedule sets forth the following information with respect to each material insurance policy (including policies providing officer/director, errors and omissions, property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) with respect to which Target or any of its Subsidiaries is a party, a named insured, or otherwise the beneficiary of coverage:

(i) the name, address, and telephone number of the agent;

(ii) the name of the insurer, the name of the policyholder, and the name of each covered insured;

(iii) the policy number and the period of coverage;

(iv) the scope (including an indication of whether the coverage is on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

(v) a description of any retroactive premium adjustments or other material loss-sharing arrangements.

With respect to each such insurance policy: (i) the policy is legal, valid, binding, enforceable, and in full force and effect in all material respects; (ii) neither Target, nor any of its Subsidiaries, nor any other party to the policy is in material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time, would constitute such a material breach or default, or permit termination, modification, or acceleration, under the policy; and (iii) no party to the policy has repudiated any material provision thereof. §4(s) of the Disclosure Schedule describes any material self-insurance arrangements affecting Target or any of its Subsidiaries.

(t) Litigation. Neither Target nor its Subsidiaries is or, at any time during the three (3) years prior to the date of this Agreement, was (i) subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) a party or, to the Knowledge of any Seller and the directors and officers of Target and its Subsidiaries, threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before (or that could come before) any court or quasi-judicial or administrative agency of any federal, state, local, or non-U.S. jurisdiction or before (or that could come before) any arbitrator.

(u) Employees. Neither Target nor its Subsidiaries is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past five (5) years. Neither Target nor any of its Subsidiaries has committed any material unfair labor practice. Neither Target Stockholders nor any of the directors and officers of Target and its Subsidiaries has any Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of Target or any of its Subsidiaries. With respect to this transaction, any notice required under any law or collective bargaining agreement has been or prior to the Closing Date will be given, and all bargaining obligations with any employee representative have been or prior to the Closing Date will be satisfied. Neither Target nor any of its Subsidiaries has implemented any plant closing or layoff of employees requiring notice under the WARN Act

(v) Employee Benefits. Neither Target nor its Subsidiaries maintains any Employee Benefit Plan.

(w) Guaranties. Neither Target nor its Subsidiaries is a guarantor or otherwise is responsible for any liability or obligation (including indebtedness) of any other Person.

(x) Environmental, Health, and Safety Matters.

(i) Each of Target and its Subsidiaries have for the past five years complied and are in compliance, in each case in all material respects, with all Environmental, Health, and Safety Requirements.

(ii) Without limiting the generality of the foregoing, each of Target and its Subsidiaries have obtained, have for the past five years complied, and are in compliance with, in each case in all material respects, all material permits, licenses and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of their facilities and the operation of their business.

(iii) Neither Target nor its Subsidiaries has received any written notice, report, or other information regarding any actual or alleged material violation of Environmental, Health, and Safety Requirements, or any material liabilities or potential material liabilities, including any material investigatory, remedial, or corrective obligations, relating to any of them, their business, or their past or current facilities arising under Environmental, Health, and Safety Requirements.

(iv) Neither Target nor its Subsidiaries, nor any of their respective predecessors or Affiliates have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any person to, or released any substance, including without limitation any hazardous substance, or owned or operated any property or facility which is or has been contaminated by any such substance so as to give rise to any current or future material liabilities, including any material liability for fines, penalties, response costs, corrective action costs, personal injury, property damage, natural resources damages, or attorneys’ fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or the Solid Waste Disposal Act, as amended (“SWDA”), or any other Environmental, Health, and Safety Requirements.

(v) Neither Target nor its Subsidiaries, nor their respective predecessors or Affiliates has designed, manufactured, sold, marketed, installed, repaired, or distributed products or other items containing asbestos and none of such entities is or will become subject to any liabilities with respect to the presence of asbestos in any product or item or in or upon any property, premises, or facility.

(vi) Sellers, Target, and its Subsidiaries have furnished to Buyer all material environmental audits, reports, and other material environmental documents relating to Target’s, its Subsidiaries’, or their respective predecessors’ or Affiliates’ past or current properties, facilities, or operations that are in their possession, custody, or under their reasonable control.

(y) Certain Business Relationships with Target and Its Subsidiaries. Except as disclosed in the Disclosure Schedule none of Sellers, their Affiliates, Sellers’ directors, officers, employees, and shareholders and Target’s and its Subsidiaries’ directors, officers, employees, and shareholders has been involved in any material business arrangement or relationship with Target or any of its Subsidiaries within the past 12 months, and none of the Sellers, their Affiliates, Sellers’ directors, officers, employees, and shareholders and Target’s and its Subsidiaries’ directors, officers, employees, and shareholders owns any material asset, tangible or intangible, that is used in the business of Target or any of its Subsidiaries

(z) Disclosure. The representations and warranties contained in this §4 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this §4 not misleading.

(aa) Customers and Suppliers. The Disclosure Schedule lists the two (2) largest customers of Target (on a consolidated basis) for the most recent fiscal year and sets forth opposite the name of each such customer the percentage of consolidated net sales attributable to such customer.

(bb) Data Privacy. Target’s and its Subsidiaries’ respective businesses have complied with and, as presently conducted, are in compliance with, all Data Laws except, in each case, to the extent that a failure to comply would not have a Material Adverse Effect. Target and its Subsidiaries have complied with, and are presently in compliance with, its and their respective policies applicable to data privacy, data security, and/or personal information except, in each case, to the extent that a failure to comply would not have a Material Adverse Effect. Neither Target nor any of its Subsidiaries has experienced any incident in which personal information or other sensitive data was or may have been stolen or improperly accessed, and neither Target nor any of its Subsidiaries is aware of any facts suggesting the likelihood of the foregoing, including without limitation, any breach of security or receipt of any notices or complaints from any Person regarding personal information or other data.

(cc) Target Not an “Investment Company”. Sellers understand the rules and requirements under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Target is not an “investment company” within the meaning of Investment Company Act and has not conducted its business in a manner so that it will not become subject to the Investment Company Act.

(dd) No Price Stabilization or Manipulation. Neither Target nor its Subsidiaries, nor any of its or their respective directors, officers or, to the knowledge of the Sellers, controlling persons has taken, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any Capital Shares.

(ee) Broker-Dealer Status. None of Sellers, Target nor any of their related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Securities Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning of Article I of the NASD Manual administered by FINRA). To the Sellers’ knowledge, there are no affiliations or associations between any member of FINRA and any of Target’s officers, directors or 5% or greater security holders, except as set forth in the §4 of the Disclosure Statement. All of the information (including, but not limited to, information regarding affiliations, security ownership and trading activity) provided to Buyer by Sellers, Target, its officers and directors and the holders of any securities (debt or equity) or warrants, options or rights to acquire any securities of Target in connection with the filing to be made and other supplemental information to be provided to FINRA pursuant to Rule 5110 of FINRA in connection with the transactions contemplated by this Agreement is true, complete and correct, and copies of any Target filings required to be filed with FINRA have been filed with the Commission.

(ff) Commission Filings;Sarbanes–Oxley Act. Target is current with and has timely met its Securities and Exchange Commission (the “Commission”) reporting obligations and its current financial statements are available on the Commission’s EDGAR database (the “SEC Reports”). There have not been any unreported material adverse changes in the business or condition, financial or otherwise, of Target. There is and has been no failure on the part of Target or any of Target’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including §402 related to loans and §302 and 906 related to certifications. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(gg) Disclosure Controls and Procedures. Target has established and maintains “disclosure controls and procedures” (as defined in Rules 13a–15(e) and 15d–15(e) of the Securities Exchange Act); Target’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non–financial) required to be disclosed by Target in the reports that it will file or furnish under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the Commission and that all such information is accumulated and communicated to Target’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Target required under the Securities Exchange Act with respect to such reports.

(hh) Company’s Accounting System. Target maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ii) No Unlawful Contributions or Other Payments. No payments or inducements have been made or given, directly or indirectly, to any federal or local official or candidate for, any federal or state office in the United States or foreign offices by Target or any of its officers or directors, or, to the knowledge of Sellers, by any of its employees or agents or any other person in connection with any opportunity, contract, permit, certificate, consent, order, approval, waiver or other authorization relating to the business of Target, except for such payments or inducements as were lawful under applicable laws, rules and regulations. Neither Target, nor, to the knowledge of Sellers, any director, officer, agent, employee or other person associated with or acting on behalf of Target, (i) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any government official or employee from corporate funds; or (iii) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the business of Target.

(jj) Foreign Corrupt Practices Act. None of Sellers, Target, any Subsidiary or, to the knowledge of Target, any director, officer, agent, employee, affiliate or other person acting on behalf of Target or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Target and its Subsidiaries have conducted their respective businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(kk) Money Laundering Laws. The operations of Target and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Target or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Sellers, threatened.

(ll) OFAC. None of Seller, Target, any Target Subsidiary or, to the knowledge of Sellers, any director, officer, agent, employee, affiliate or person acting on behalf of Target or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and Target will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(mm) Exchange Listing. The Common Stock is currently listed on the OTC Pink Market (the “Market”) under the trading symbol “BMSN”. The Company is currently designated as a “Current Information Company” on the Market. Target has not, in the twelve (12) months preceding the date of the Disclosure Schedule, received notice from the Market to the effect that Target is not in compliance with the listing or maintenance requirements or that its designation as a Current Information Company is in jeopardy. Target has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements.

(nn) FINRA. The Company has not, in the two (2) years preceding the date hereof, received notice from FINRA to the effect that the Company or its Affiliates is not in compliance with any FINRA regulations, rule or other requirement. The Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such requirements.

(oo) Shell Status. The Company is not now and has never been a shell company as defined in SEC Release 33-8587 and is not subject to Footnote 32 of SEC Release 33-8587.

5. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

(a) General. Each of the Parties will use his, her, or its reasonable best efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in §7 below).

(b) Notices and Consents. If it is determined that any third-party consents are required, Sellers will cause each of Target and its Subsidiaries to give any notices to third parties, and will cause each of Target and its Subsidiaries to use their reasonable best efforts to obtain any third-party consents referred to in §4(c) above. Each of the Parties will (and Sellers will cause each of Target and its Subsidiaries to) give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in §3(a)(ii), §3(b)(ii), and §4(c) above. Sellers are unaware of any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in §3(a)(ii), §3(b)(ii), and §4(c) above which would be required to be obtained.

(c) Operation of Business. Sellers will not cause or permit Target or any of its Subsidiaries to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, Sellers will not cause or permit Target or any of its Subsidiaries to (i) declare, set aside, or pay any dividend or make any distribution with respect to its capital stock or redeem, purchase, or otherwise acquire any of its capital stock; (ii) issue any securities or permit a change in control of Target; or (iii) otherwise engage in any practice, take any action, or enter into any transaction of the sort described in §4(p) above.

(d) Preservation of Business. Sellers will cause each of Target and its Subsidiaries to keep their business and properties substantially intact.

(e) Full Access. Each Seller will permit, and the Sellers will cause each of Target and its Subsidiaries to permit, representatives of Buyer (including legal counsel and accountants) to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Target and its Subsidiaries, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to each of Target and its Subsidiaries. Buyer will treat and hold as such any Confidential Information it receives from any of Sellers, Target, and its Subsidiaries in the course of the reviews contemplated by this §5(e), will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to Sellers, Target, and its Subsidiaries all tangible embodiments (and all copies) of the Confidential Information which are in its possession.

(f) Notice of Developments. Sellers will give prompt written notice to Buyer of any material adverse development causing a breach of any of the representations and warranties in §4 above. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of his, her, or its own representations and warranties in §3 above. No disclosure by any Party pursuant to this §5(e), however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

(g) Exclusivity. No Seller will (and Sellers will not cause or permit Target or any of its Subsidiaries to) (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities, or any substantial portion of the assets, of Target or any of its Subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. No Seller will vote his, her, or its Target Shares in favor of any such acquisition.

(h) Tax Matters. Without the prior written consent of Buyer, neither Target nor any of its Subsidiaries shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to Target or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Target or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of Target or any of its Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of Target or any of its Subsidiaries existing on the Closing Date.

(i) Market Activities. Sellers will ensure Target (i) will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Capital Shares and (ii) will comply with all filing and other requirements of the Market to maintain its designation as a Current Information Company.

(j) Investment Company Act. Sellers will ensure Target will conduct its affairs in such a manner so as to reasonably ensure that neither Target nor its Subsidiaries is or will be, an “investment company” within the meaning of such term under the Investment Company Act.

(k) Securities Act and Securities Exchange Act. Sellers will ensure Target will use their collective best efforts to comply with all requirements imposed upon it by the Securities Act and the Securities Exchange Act as from time to time in force.

(l) Sarbanes-Oxley Act. Sellers will ensure Target and its Subsidiaries will use their best efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act.

(m) Transfer Agent. Sellers covenant and agree that, in the event that the Company's agency relationship with the transfer agent should be terminated for any reason prior to Closing the Company shall immediately appoint a new transfer agent.

6. Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing:

(a) General. In case at any time after the Closing any further actions are necessary to carry out the purposes of this Agreement, each of the Parties will take such further actions (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under §8 below). Sellers acknowledge and agree that from and after the Closing Buyer will be entitled to possession of all documents, books, records (including tax records), agreements, and financial data of any sort relating to Target and its Subsidiaries (collectively, the “Target Books and Records”).

(b) Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving Target or any of its Subsidiaries, each of the other Parties will cooperate with him, her, or it and his, her, or its counsel in the contest or defense, make available his, her, or its personnel, and provide such testimony and access to his, her, or its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under §8 below).

(c) Transition. No Seller shall take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of Target or any of its Subsidiaries from maintaining the same business relationships with Target and its Subsidiaries after the Closing as it maintained with Target and its Subsidiaries prior to the Closing.

(d) Confidentiality. Each Seller will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information that are in his, her, or its possession. In the event that any Seller is requested or required pursuant to oral or written question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process to disclose any Confidential Information, that Seller will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this §6(d). If, in the absence of a protective order or the receipt of a waiver hereunder, any Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, that Seller may disclose the Confidential Information to the tribunal; provided, however, that the disclosing Seller shall use his, her, or its reasonable best efforts to obtain, at the reasonable request of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate.

7. Conditions to Obligation to Close.

(a) Conditions to Buyer’s Obligation. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) The representations and warranties set forth in §3(a) and §4 above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date;

(ii) Sellers shall have performed and complied with all of their covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Sellers shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;

(iii) Target and its Subsidiaries shall have procured all of the third-party consents specified in §5(b) above if such consents are required;

(iv) No action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or non-U.S. jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement; (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation; (iii) adversely affect the right of Buyer to own Target Shares and to control Target and its Subsidiaries; or (iv) materially and adversely affect the right of Target or any of its Subsidiaries to own its assets and to operate its business (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(v) Sellers shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in §7(a)(i)-(iv) is satisfied in all respects;

(vi) Neither Target nor its Subsidiaries shall have any liabilities, contingent or otherwise, regardless of what is set forth on the Financial Statements except for those described in §10 which will be paid at Closing.

(vii) Buyer shall have received the resignations, effective as of April 2, 2020, of each director and officer of Target and its Subsidiaries;

(viii) All actions to be taken by Sellers in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer;

(ix) Sellers shall have delivered to Buyer through the Escrow Agent, the Target Books and Records, including without limitation, copies of the certificate of incorporation or articles of incorporation, as applicable, of each Seller, Target, and Target Subsidiary certified on or soon before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of each such Person’s incorporation;

(x) Sellers shall have delivered to Buyer copies of the certificate of good standing of each Seller, Target, and Target Subsidiary issued on or soon before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of each such Person’s organization and of each jurisdiction in which each such Person is qualified to do business;

(xi) Sellers shall have delivered to Buyer a certificate of the secretary or certificate of declaration of trust, as applicable, of each Seller, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to: (i) no amendments to the certificate of incorporation or trust documents of such Seller since the date specified in clause (x) above; (ii) the bylaws, if any, of such Seller; (iii) the resolutions of the board of directors (or a duly authorized committee thereof) of such Seller authorizing the execution, delivery, and performance of this Agreement and the transactions contemplated hereby; and (iv) incumbency and signatures of the officers of such Seller executing this Agreement or any other agreement contemplated by this Agreement;

(xii) Sellers shall have delivered to Buyer a certificate of the secretary of Target and Target Subsidiary, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to: (i) no amendments to the certificate of incorporation or articles of incorporation, as applicable, of such Person since the date specified in clause (xii) above; (ii) the bylaws of such Person; and (iii) any resolutions of the board of directors (or a duly authorized committee thereof) of such Person relating to this Agreement and the transactions contemplated hereby; and

(xiii) Buyer shall be satisfied with its due diligence review of Target, in its sole discretion.

Buyer may waive any condition specified in this §7(a) if it executes a writing so stating at or prior to the Closing.

(b) Conditions to Sellers’ Obligation. The Sellers’ obligation to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

(i) The representations and warranties set forth in §3(b) above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the terms “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date;

(ii) Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Buyer shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;

(iii) No action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or non-U.S. jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(iv) Buyer shall have delivered to Sellers a certificate to the effect that each of the conditions specified above in §7(b)(i)-(iii) is satisfied in all respects; and

(v) All actions to be taken by Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Requisite Sellers.

Requisite Sellers may waive any condition specified in this §7(b) on behalf of Sellers if they execute a writing so stating at or prior to the Closing.

8. Remedies for Breaches of This Agreement.

(a) Survival of Representations and Warranties. The Parties, intending to shorten the applicable statute of limitations period, agree that all of the representations and warranties of Sellers contained in §4 above (other than §4(b), (i), and (k) above) shall survive the Closing hereunder (even if Buyer knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and shall expire on the first (1st) anniversary of the Closing. All of the other representations and warranties of the Parties contained in this Agreement (including the representations and warranties of the Parties contained in §3 above and the representations and warranties of Sellers contained in §4(b), (i), and (k) above) shall survive the Closing (even if the damaged Party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect for the maximum period for bringing a breach of contract claim permitted under the statute of limitations of the jurisdiction specified in §11(i).

(b) Indemnification Provisions for Buyer’s Benefit.

(i) In the event any Seller breaches any of his, her, or its representations, warranties, and covenants contained herein (other than the covenants in §2(a) above and the representations and warranties in §3(a) above), and provided that Buyer makes a written claim for indemnification against any Seller pursuant to §8(c) below before expiration of the applicable survival period set forth in §8(a) above, then such survival period shall not expire with respect to such claim and each Seller shall be obligated jointly and severally to indemnify Buyer from and against the entirety of any Adverse Consequences Buyer may suffer (including any Adverse Consequences Buyer may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach, and any applicable statute of limitations period on filing a lawsuit with respect to such claim shall not expire until 1 year after the later of (1) the date of Buyer’s written claim for indemnification and (2) the expiration of the applicable survival period set forth in §8(a) above.

(ii) In the event any Seller breaches any of his, her, or its covenants in §2(a) above or any of his, her, or its representations and warranties in §3(a) above and provided that Buyer makes a written claim for indemnification against such Seller pursuant to §8(c) below before expiration of the applicable survival period set forth in §8(a) above, then such survival period shall not expire with respect to such claim and such Seller shall indemnify Buyer from and against the entirety of any Adverse Consequences Buyer shall suffer (including any Adverse Consequences Buyer shall suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach, and any applicable statute of limitations period on filing a lawsuit with respect to such claim shall not expire until 1 year after the later of (1) the date of Buyer’s written claim for indemnification and (2) the expiration of the applicable survival period set forth in §8(a) above.

(iii) Each Seller shall be obligated jointly and severally to indemnify Buyer from and against the entirety of any Adverse Consequences Buyer may suffer resulting from, arising out of, relating to, in the nature of, or caused by the acts or omissions of any Seller, Target or Subsidiary arising prior to the Closing Date.

(c) Indemnification Provisions for Sellers’ Benefit. In the event Buyer breaches any of its representations, warranties, and covenants contained herein and provided that any Seller makes a written claim for indemnification against Buyer pursuant to §8(d)(i) below within the survival period (if there is an applicable survival period pursuant to §8(a) above), then Buyer agrees to indemnify each Seller from and against the entirety of any Adverse Consequences suffered (including any Adverse Consequences suffered after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach.

(d) Matters Involving Third Parties.

(i) If any third party notifies any Party (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) that may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this §8, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is thereby prejudiced.

(ii) Any Indemnifying Party will have the right to assume the defense of the Third-Party Claim with counsel of his, her, or its choice reasonably satisfactory to the Indemnified Party at any time within fifteen (15) days after the Indemnified Party has given notice of the Third-Party Claim; provided, however, that the Indemnifying Party must conduct the defense of the Third-Party Claim actively and diligently thereafter in order to preserve his, her, or its rights in this regard; and provided further that the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim.

(iii) So long as the Indemnifying Party has assumed and is conducting the defense of the Third-Party Claim in accordance with §8(d)(ii) above, (i) the Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld) unless the judgment or proposed settlement involves only the payment of money damages by one or more of the Indemnifying Parties and does not impose an injunction or other equitable relief upon the Indemnified Party and (ii) the Indemnified Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld).

(iv) In the event none of the Indemnifying Parties assumes and conducts the defense of the Third-Party Claim in accordance with §8(d)(ii) above, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment on or enter into any settlement with respect to, the Third-Party Claim in any manner he, her, or it may reasonably deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith) and (ii) the Indemnifying Parties will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim to the fullest extent provided in this §8.

(e) Determination of Adverse Consequences. Indemnification payments under this §8 and §9 shall be paid by the Indemnifying Party without reduction for any Tax Benefits available to the Indemnified Party. However, to the extent that the Indemnified Party recognizes Tax Benefits as a result of any Adverse Consequences in any tax year in which or prior to which such Adverse Consequences were incurred (or in any of the two (2) immediately succeeding tax years), the Indemnified Party shall pay the amount of such Tax Benefits (but not in excess of the indemnification payment or payments actually received from the Indemnifying Party with respect to such Adverse Consequences) to the Indemnifying Party as such Tax Benefits are actually recognized by the Indemnified Party. For this purpose, the Indemnified Party shall be deemed to recognize a tax benefit (“Tax Benefit”) with respect to a taxable year if, and to the extent that, the Indemnified Party’s cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the Adverse Consequences from all taxable years, exceeds the Indemnified Party’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Adverse Consequences for all taxable years (to the extent permitted by relevant Tax law and treating such Tax items as the last items claimed for any taxable year). The Parties shall make appropriate adjustments for insurance coverage and take into account the time cost of money (using the Applicable Rate as the discount rate) in determining Adverse Consequences for purposes of this §8. All indemnification payments under this §8 and §9 shall be deemed adjustments to the Purchase Price.

(f) Waiver of Certain Damages. In no event shall any Party be entitled to recover or make a claim under this Agreement for any amounts in respect of, and in no event shall “Adverse Consequences” be deemed to include, (i) punitive damages (unless payable to a third party); (ii) consequential, incidental, special, or indirect damages; or (iii) lost profits, loss of future revenue or income or any diminution of value or similar damages based on “multiple of profits” or “multiple of cash flow” or other valuation methodology, whether or not such damages were reasonably foreseeable or the Parties contemplated that such damages would be a probable result of a breach of this Agreement.

(g) Exclusive Remedy.

(i) Except as set forth in §8(g)(ii), Buyer and Sellers acknowledge and agree that, from and after Closing, the foregoing indemnification provisions in this §8 shall be the exclusive remedy of Buyer and Sellers with respect to Target, its Subsidiaries, and the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, and except as set forth in §8(g)(ii), Buyer and Sellers hereby waive any statutory, equitable, or common law rights or remedies relating to any environmental, health, or safety matters, including without limitation any such matters arising under any Environmental, Health, and Safety Requirements and including without limitation any arising under CERCLA.

(ii) Notwithstanding anything in §8(g)(i) to the contrary, nothing in this §8 shall (i) prohibit Buyer or any of its Affiliates from bringing a claim against any Person, including any Seller, alleging such Person committed or aided and abetted the commission of Fraud in connection with the transactions contemplated by this Agreement, or (ii) limit any remedy Buyer or such Affiliate may have against such Person, and only such Person, but only in the event a court of competent jurisdiction finally determines that such Person is liable for Fraud or aiding and abetting Fraud.

(iii) Each Seller hereby agrees that he, she, or it will not make any claim for indemnification against Target or any of its Subsidiaries by reason of the fact that he, she, or it was a director, officer, employee, or agent of any such entity or was serving at the request of any such entity as a partner, trustee, director, officer, employee, or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement, or otherwise) with respect to any action, suit, proceeding, complaint, claim, or demand brought by Buyer against such Seller (whether such action, suit, proceeding, complaint, claim, or demand is pursuant to this Agreement, applicable law, or otherwise).

9. Tax Matters. The following provisions shall govern the allocation of responsibility as between Buyer and Sellers for certain tax matters following the Closing Date:

(a) Tax Indemnification. Each Seller shall jointly and severally indemnify Target, its Subsidiaries, Buyer, and each Buyer Affiliate and hold them harmless from and against (i) all Income Taxes (or the non-payment thereof) of Target and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”); (ii) any and all Income Taxes of any member of an affiliated, consolidated, combined, or unitary group of which Target or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation; and (iii) any and all Income Taxes of any person (other than Target and its Subsidiaries) imposed on Target or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing, provided that, Sellers shall have no obligation to indemnify Target, its Subsidiaries, Buyer, or any Buyer Affiliate against any Adverse Consequences consisting of, or relating to, Income Taxes resulting from (x) a Code §338 election with respect to Buyer’s purchase of Target’s capital stock pursuant to this Agreement, (y) any transactions occurring on the Closing Date after the Closing outside the ordinary course of business (other than as explicitly contemplated by this Agreement), or (z) any breach by Buyer of §9(h) of this Agreement.

(b) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Income Taxes for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which Target or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time).

(c) Responsibility for Filing Tax Returns. Buyer shall prepare or cause to be prepared and file or cause to be filed all Income Tax Returns for Target and its Subsidiaries that are filed after the Closing Date. Buyer shall permit Sellers to review and comment on each such Income Tax Return described in the preceding sentence prior to filing and shall make such revisions to such Income Tax Returns as are reasonably requested by Sellers.

(d) Cooperation on Tax Matters.

(i) Buyer, Target and its Subsidiaries and Sellers shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this §9 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Target and its Subsidiaries and Sellers agree (A) to retain all books and records with respect to Tax matters pertinent to Target and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Target and its Subsidiaries or Sellers, as the case may be, shall allow the other Party to take possession of such books and records.

(ii) Buyer and Sellers further agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(iii) Buyer and Sellers further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Code §6043, or Code §6043A, or Treasury Regulations promulgated thereunder.

(e) Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving Target and its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, Target and its Subsidiaries shall not be bound thereby or have any liability thereunder.

(f) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne 50% by Buyer and 50% by Sellers.

10. No Liabilities. As of the Closing Date the following liabilities of the Target and/or any Subsidiary of the Target (“Collective Liabilities”) shall be paid to the creditors directly from the Purchase Price through the Escrow Account in order that the Target and /or any Subsidiary of the Target shall have no material liabilities as of the Closing Date:

Note Payable by Target / David Koos	$ 24,392.00
Note Payable by Target / Blackbriar Partners	$ 48,400.00
Note Payable by Target / BST Partners	$ 15,481.00
Note Payable by Target / Bostonia Partners	$ 10,100.00
Note Payable by Pine Hills, Inc. / BST Partners	$ 8,639.00
Franchise Tax Payable by Target / Delaware	$ 1,065.00
Account Payable by Target / Broadridge ICS	$ 987.14
Account Payable by Target / Securities Transfer Corporation	$ 16,042.99
Account Payable by Target / Joseph G. Vaini	$ 14,955.00
Account Payable by Target / Simple SEC	$ 750.00
Interest Payable by Target / BST Partners	$ 336.00
Interest Payable by Target / Bostonia Partners	$ 560.00
Interest Payable by Pine Hills, Inc./BST Partners	$ 228.00

11. Termination.

(a) Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

(i) Buyer and Requisite Sellers may terminate this Agreement by mutual written consent at any time prior to the Closing;

(ii) Buyer may terminate this Agreement by giving written notice to Requisite Sellers at any time prior to the Closing (i) in the event any Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Requisite Sellers of the breach, and the breach has continued without cure for a period of five (5) days after the notice of breach; (ii) if the Closing shall not have occurred on or before April 2, 2020, by reason of the failure of any condition precedent under §7(a) hereof (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement); or (iii) if Buyer decides to terminate as a result of its due diligence of Target, in its sole discretion.

(iii) Requisite Sellers may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (i) in the event Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, any Seller has notified Buyer of the breach, and the breach has continued without cure for a period of five (5) days after the notice of breach or (ii) if the Closing shall not have occurred on or before April 2, 2020.

(b) Effect of Termination. If any Party terminates this Agreement pursuant to §11(a) above, (i) all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in §5(e) above shall survive termination, and (ii) the Purchase Price deposited in the Escrow Account by the Buyer shall be returned to Buyer.

12. Miscellaneous.

(a) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Buyer and Requisite Sellers; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Parties prior to making the disclosure).

(b) Third-Party Beneficiaries. Except for Rivulet Films LLC (the “Third Party Beneficiary”), which the Parties acknowledge is a third party beneficiary of this Agreement, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his, her, or its rights, interests, or obligations hereunder without the prior written approval of Buyer and Requisite Sellers; provided, however, that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

(e) Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(g) Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient; (ii) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid); (iii) one (1) business day after being sent to the recipient by facsimile transmission or electronic mail; or (iv) four (4) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Sellers:	David R. Koos 4700 Spring Street, Suite 304 La Mesa, CA 91942 Email: venturebridge@gmail.com
If to Buyer:	Mike Witherill 1166 E. Warner Road Suite 205 Gilbert, Arizona 85296 Email: mike@mjwpictures.com	Copy to:	Gallagher & Kennedy, P.A. 2575 E. Camelback Road Phoenix, Arizona 85016 Attn: Stephen R. Boatwright, Esq. Email: steve.boatwright@gknet.com

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

(h) Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each Party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the County of Maricopa, Arizona, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each Party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

(i) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Requisite Sellers. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(k) Expenses. Each Buyer, Seller, Target, Target Subsidiary, and the Third Party Beneficiary will bear his, her, or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that (except as provided in §9(f) above) Sellers will also bear the cost and expenses of Target and its Subsidiaries (including all of their legal fees and expenses) in connection with this Agreement and the transactions contemplated hereby in the event that the transactions contemplated by this Agreement are consummated.

(l) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or non-U.S. statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation.

(m) Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(n) Governing Language. This Agreement has been negotiated and executed by the Parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

BUYER:

/s/ Debbit Rasmussen
Debbie Rasmussen

Klusman Family Holdings

By: /s/ Aaron Klusman
Name: Aaron Klusman
Its: Owner/Manager

SELLERS:

/s/ Heather Cassady
Heather Cassady

David Koos
David Koos

EXHIBIT C

CONVERTIBLE PROMISSORY NOTE

$215,000 (the “Principal Amount”)	March 24, 2020

FOR VALUE RECEIVED, Debbie Rasmussen and Klusman Family Holdings (together, “Borrower”), whose address is c/o Rivulet Media, Inc., 1206 East Warner Road, Suite 101-I, Gilbert, Arizona 85296, jointly and severally agree and promise to pay to Dan Crosser, whose address is ____________________ (“Lender”), the sum of Two Hundred Fifteen Thousand Dollars ($215,000.00), plus interest as set forth herein, with such amount payable to Lender at the address set forth above, or at such other place as Lender may designate, in accordance with the following terms and conditions.

1.             Definitions. As used in this convertible promissory note (this “Note”), the following terms, unless the context otherwise requires, have the following meanings:

1.1           “Business Day” means a day other than a Saturday, Sunday, or a day observed as a legal holiday by the United States government or the State of Arizona.

1.2           “Common Stock” means the common stock of the Company.

1.3           “Company” means Rivulet Media, Inc., a Delaware corporation.

1.4           “Conversion Shares” means four million three hundred sixty-four thousand two hundred thirty-five (4,364,235) shares of Common Stock owned by Borrower and to be received upon conversion of this Note pursuant to conversion under Section 4 below.

2.             Maturity.

2.1           Maturity Date. Unless earlier converted pursuant to Section 4 below, the outstanding Principal Amount and all accrued interest on this Note shall be due and payable on June 30, 2020 (the “Maturity Date”).

2.2           Interest. This Note bears interest at the rate of five percent (5%) per annum.

3.             Security. This Note is unsecured.

4.             Elective Conversion. Lender shall have the right, upon providing written notice to Borrower, to convert all, but not less than all, of the then outstanding Principal Amount into the Conversion Shares. If Lender elects to convert this Note into the Conversion Shares, then (a) all accrued interest on the outstanding Principal Amount will be forgiven, (b) Lender shall surrender this Note to Borrower within three (3) Business Days of such notice, and (c) Lender and Borrower shall cooperate with respect to the transfer of Conversion Shares on the books and records of the Company.

5.             Events of Default.

5.1           Event of Default. “Event of Default” means any one or more of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree, or order of any court, or any order, rule or regulation of any administrative or governmental body):

5.1.1          failure by Borrower to pay the outstanding Principal Amount and all accrued but unpaid interest on or before the Maturity Date, and such default is not cured within five (5) days;

5.1.2          any default of any provision of this Note other than a failure to pay addressed by section 5.1.1 above, and such default is not cured within thirty (30) days of the receipt of notice of the default; or

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5.1.3          (i) Borrower commences a case, as debtor, under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or Borrower commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency, or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to Borrower, or (ii) there is commenced a case against Borrower, under any applicable bankruptcy or insolvency laws, as now or hereafter in effect or any successor thereto, which remains undismissed for a period of ninety (90) days; or (iii) Borrower is adjudicated by a court of competent jurisdiction insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or (iv) Borrower suffers any appointment of any custodian, receiver, trustee, or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of ninety (90) days; or (v) Borrower makes a general assignment for the benefit of creditors; or (vi) Borrower shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due.

5.2           Remedies Upon Event of Default.

5.2.1           If any Event of Default occurs, the outstanding Principal Amount plus accrued interest shall become, at Lender’s election, immediately due and payable in cash. Lender need not provide, and Borrower hereby waives, any presentment, demand, protest, or other notice or demands of any kind, and Lender may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.

5.2.2           Alternatively, in the event of an Event of Default, Lender may elect to convert the then outstanding Principal Amount into the Conversion Shares as described in Section 4.

6.             Currency; Payments. All references herein to “dollars” or “$” are to U.S. dollars, and all payments of principal and interest on this Note shall be made in lawful money of the United States of America in immediately available funds. If the date on which any such payment is required to be made pursuant to the provisions of this Note occurs on a Saturday or Sunday or legal holiday observed in the State of Arizona such payments shall be due and payable on the immediately succeeding date which is not a Saturday or Sunday or legal holiday so observed.

7.             Right of Prepayment. Borrower may prepay the Principal Amount and accrued interest of this Note, in whole or in part at any time.

8.             Miscellaneous.

8.1           Time of Essence. Time is of the essence with respect to Borrower’s duties and obligations under this Note.

8.2           Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as though such provision were so excluded and shall be enforceable in accordance with its terms. The parties agree to replace such illegal, void, invalid, or unenforceable provision of this Note with a legal, valid, and enforceable provision that shall achieve, to the extent possible, the economic, business, and other purposes of such illegal, void, invalid or unenforceable provision.

8.3           Attorneys’ Fees and Costs. Each party shall bear its own expenses in connection with the issuance of this Note, provided, however, that if any action at law or in equity is necessary to enforce or interpret the terms of this Note, the prevailing party shall be entitled to its reasonable attorneys’ fees, costs, and disbursements in addition to any other relief to which such party may be entitled.

8.4           Entire Agreement. This Note constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements, and understandings.

8.5           Notices. All notices that Lender or Borrower is required or permitted to give under this Note shall be delivered to the applicable address as set forth in the opening paragraph.

8.6           Successors and Assigns. This Note shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and permitted assigns. Borrower may not voluntarily or involuntarily transfer, convey, or assign this Note, or any of its duties or obligations hereunder, without Lender’s prior written consent, which may be withheld for any reason, or for no reason at all. As used herein, the term “Lender” means and includes the successors and permitted assigns of Lender.

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8.7           Headings. The headings contained herein are for convenience only, do not constitute a part of this Note, and shall not be deemed to limit or affect any of the provisions hereof.

8.8           Governing Law; Jurisdiction and Venue. This Note is to be governed by and interpreted in accordance with the laws of the State of Delaware. Any legal action or proceeding with respect to this Note or any document related hereto shall be brought in Maricopa County, Arizona in any court of competent jurisdiction, and, by execution and delivery of this Note, the Company and Lender hereby accept the jurisdiction and venue of such courts.

8.9           Counterparts. This Note may be executed in one or more counterparts, each of which will be deemed and original and all of which together will constitute one and the same instrument. This Note may be executed by fax or .pdf format.

The Company has caused this Note to be executed as of the date first written above.

BORROWER

/s/ Debbie Rasmussen
Debbie Rasmussen

KLUSMAN FAMILY HOLDINGS

By:	/s/ Aaron Klusman
Aaron Klusman, Owner/Manager

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